Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated April 12, 2024

Preliminary Prospectus Supplement dated April 16, 2024

Registration Statement File No. 333- 277699

April 16, 2024

TScan Therapeutics, Inc.

This free writing prospectus relates to the offering of shares of voting common stock and, in lieu of voting common stock to certain investors that so choose, pre-funded warrants to purchase shares of voting common stock of TScan Therapeutics, Inc. (the “Company”) and should be read together with the preliminary prospectus supplement dated April 16, 2024 (the “Preliminary Prospectus”), which supplements the prospectus included in the Company’s Registration Statement on Form S-3 (File No. 333-277699), relating to the offering of such securities. Capitalized and other terms used but not defined herein have the meaning as set forth in the Preliminary Prospectus.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Issuer:	TScan Therapeutics, Inc.

Trade Date:	April 17, 2024

Expected Settlement Date:	April 19, 2024. Settlement is subject to customary closing conditions.

Shares of Voting Common Stock offered by the Company:	2,472,581 shares of voting common stock

Pre-Funded Warrants to purchase Voting Common Stock offered by the Company:	Pre-funded warrants to purchase up to an aggregate of 18,577,419 shares of our voting common stock. Each pre-funded warrant will have an exercise price of $0.0001 per share, will be exercisable upon issuance and does not expire.

Option to Purchase Additional Shares of Voting Common Stock offered by the Company:	3,157,500 shares of voting common stock

Public Offering Price:	$7.1300 per share of our voting common stock and $7.1299 per pre-funded warrant to purchase one share of our voting common stock (which equals the public offering price of the voting common stock less the $0.0001 per share exercise price of each such pre-funded warrant).

Listing:	The shares of voting common stock are listed on the Nasdaq Global Market under the symbol “TCRX.” Our pre-funded warrants are not listed for trading on any securities exchange. We do not intend to list the pre-funded warrants on the Nasdaq Global Market, any other nationally recognized securities exchange or any other nationally recognized trading system.

Indications of Interest:	Investment entities affiliated with our directors and who own 5% or more of our outstanding capital stock have expressed an interest in purchasing an aggregate of approximately $69.0 million of our securities in this offering at the public offering price. Although we anticipate that these entities will purchase, and that the underwriters will sell to these entities, all of these securities, indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares of common stock or pre-funded warrants to purchase shares of common stock to these entities and these entities could determine to purchase more, less or no securities in this offering.

Use of Proceeds:	We estimate that the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $144.7 million (or approximately $165.9 million if the underwriters exercise their over-allotment option in full). We currently intend to use the net proceeds of this offering for general corporate purposes. Assuming net proceeds of $144.7 million from the base offering, and excluding any additional proceeds from the underwriters’ exercise of their over-allotment option, we expect our existing cash, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements into the fourth quarter of 2026.

Underwriters:	Morgan Stanley & Co. LLC TD Securities (USA) LLC LifeSci Capital LLC BTIG, LLC H.C. Wainwright & Co., LLC Needham & Company, LLC

Participation in this offering by certain of our existing stockholders would not increase the available public float of our shares.

Certain of our existing stockholders, including stockholders affiliated with our directors and who own 5% or more of our outstanding capital stock, have indicated an interest in purchasing securities in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no securities in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, fewer or no securities in this offering. To the extent these stockholders purchase any securities in this offering, such purchase may not increase the available public float of our shares because such stockholders may be restricted from selling the securities by restrictions under applicable securities laws. As a result, any purchase of securities by such stockholders in this offering may not improve, or may reduce or have no effect on, the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not existing stockholders.

The Company has filed a registration statement and a Preliminary Prospectus and accompanying prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and accompanying prospectus and the documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents, including the Preliminary Prospectus and accompanying prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus and accompanying prospectus if you request it by contacting Morgan Stanley & Co. LLC, 180 Varick St, 2nd Floor, New York, NY 10014 by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com or TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com.